1701 Market Street                                            Morgan, Lewis
Philadelphia, PA 19103-2921                                   & Bockius LLP
Tel.: 215-963-5000                                            Counselors at Law
Fax: 215-963-5001




August 9, 2013


VIA EDGAR


Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549


Re: The Advisors' Inner Circle Fund II Post-Effective Amendment No. 153 and Amendment No. 155 to Registration Statement on Form N-1A (File Nos. 033-50718 and 811-07102)
        ------------------------------------------------------------------------

Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Post-Effective Amendment No. 153 and, under the Investment Company Act of 1940, as amended, Amendment No. 155 (the "Filing") to the Trust's Registration Statement on Form N-1A.
This Filing is made pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of introducing one new series to the Trust: the Kopernik Global All-Cap Fund.
Please  contact the undersigned at 215.963.5862 with your questions or comments.

Sincerely,


/s/ David W. Freese
-------------------
David W. Freese